Via Facsimile and U.S. Mail
Mail Stop 6010

May 13, 2009

Don Civgin
Vice President and Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062

      Re: **The Allstate Corporation**
             Form 10-K for the Year Ended December 31, 2008
             Filed on February 26, 2009
             File No. 000-12104

Dear Mr. Civigin:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief